TABLE OF CONTENTS

Exhibit 7.1

Table of Contents

Exhibit 7.1
Videotron Ltd.
Statement Regarding Calculation of Ratio of Earnings to Fixed Charges as Disclosed in
Videotron Ltd.’s Annual Report on Form 20-F for the Year Ended December 31, 2007
     For the purpose of calculating the ratio of earnings to fixed charges disclosed in Videotron Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2007, (i) earnings consist of net (loss) income plus non-controlling interest in a subsidiary, income taxes, fixed charges, amortized capitalized interest, less interest capitalized, and (ii) fixed charges consist of interest expensed and capitalized, excluding interest on QMI subordinated loans, plus amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.